UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2018

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

5770 Hurontario Street, Suite 310,
Mississauga, Ontario, L5R 3G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 8, 2018, Concordia International Corp. (the “Corporation”) filed a proxy circular and accompanying materials on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada, in connection with the special meeting of shareholders being held on November 29, 2018. In conjunction with this filing the Corporation is filing the following exhibits:

Exhibit 99.1	Notice of Meeting for the Special Meeting of Shareholders to be held on November 29, 2018.

Exhibit 99.2	Management Information Circular dated October 30, 2018, with respect to the Special Meeting of Shareholders to be held on November 29, 2018.

Exhibit 99.3	Form of Proxy, with respect to the Special Meeting of Shareholders to be held on November 29, 2018.

Exhibit 99.4	Voting Instruction Form, with respect to the Special Meeting of Shareholders to be held on November 29, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Adeel Ahmad
	Name:	Adeel Ahmad
	Title:	Chief Financial Officer

Date: November 8, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Meeting for the Special Meeting of Shareholders to be held on November 29, 2018.

99.2	Management Information Circular dated October 30, 2018, with respect to the Special Meeting of Shareholders to be held on November 29, 2018.

99.3	Form of Proxy, with respect to the Special Meeting of Shareholders to be held on November 29, 2018.

99.4	Voting Instruction Form, with respect to the Special Meeting of Shareholders to be held on November 29, 2018.